FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Exhibits

Exhibit 99.1	ASM International N.V. and Shareholders Request Three Month Extension from Enterprise Court.

Exhibit 99.2	ASM International N.V. Announces Common Share Repurchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 5, 2008	ASM INTERNATIONAL N.V.

/s/ ARNOLD J.M. VAN DER VEN
Arnold J.M. van der Ven
Managing Director and Chief Financial Officer

ASM INTERNATIONAL N.V.

(THE “REGISTRANT”)

(COMMISSION FILE NO. 0-13355)

EXHIBIT INDEX

TO

FORM 6-K

DATED SEPTEMBER 5, 2008

Exhibit No.	Exhibit Description	Filed Herewith

99.1	ASM International N.V. and Shareholders Request Three Month Extension from Enterprise Court.	X

99.2	ASM International N.V. Announces Common Share Repurchase.	X